Direct Line: (212) 859-8468
Fax: (212) 859-4000
andrew.barkan@friedfrank.com

August 17, 2015

VIA EDGAR AND COURIER

Mara L. Ransom

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             At Home Group Inc.
Draft Registration Statement on Form S-1
Submitted July 8, 2015

CIK No. 0001646228

Dear Ms. Ransom:

This letter sets forth the response of At Home Group Inc. (the “Company”) to the comment letter, dated August 6, 2015, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Draft Registration Statement on Form S-1, submitted confidentially on July 8, 2015 (the “Draft Registration Statement”). This letter is being submitted confidentially with Amendment No. 1 to the Draft Registration Statement on Form S-1 (“Amendment No. 1”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of Amendment No. 1 marked to show the changes to the Draft Registration Statement.

General

1.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Company respectfully advises the Staff that neither it nor anyone authorized on its behalf has presented any written communications, as defined in Rule 405, to potential investors in reliance on Section 5(d) of the Securities Act, nor have any research reports about the Company been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering. If and to the extent any such written communications are presented, or research reports are published or distributed hereafter, the Company will supplementally provide the Staff with copies of such written communications or research reports.

2.              We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all information required with respect to the number of shares offered and price range. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed. Please refer to Instruction 1 to Item 501(b)(3) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will provide in subsequent amendments to the Draft Registration Statement all information that may not be properly excluded under Rule 430A. The Company confirms that it will not distribute copies of the preliminary prospectus until it has included all information, including the number of shares offered and price range, other than information it may exclude in reliance upon Rule 430A. The Company acknowledges that the Staff may have additional comments when items that are currently blank are completed and will endeavor to complete such items in as timely a manner as possible to facilitate the Staff’s review.

3.              Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering, and has no objections.

Response:

The Company will arrange to have FINRA call the Staff or provide the Staff with such letter prior to the effectiveness of the registration statement, indicating that it has reviewed the underwriting compensation terms and arrangements of the offering and has no objections.

4.              With respect to all third-party statements in your prospectus - such as market data by Home Furnishings News, Euromonitor and Russell Research - please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

Response:

The Company has supplementally provided the relevant portions of such industry research reports to the Staff under separate cover. To expedite the Staff’s review, the Company has clearly marked each source to highlight the applicable portion or section containing the applicable statistic and cross-referenced it to the appropriate location in the prospectus forming a part of Amendment No. 1. The Company respectfully advises the Staff that the Russell Research and Buxton reports were prepared for the Company and that the Company will file consents from each of Russell Research and Buxton to the inclusion of such information in the registration statement as exhibits to the registration statement pursuant to Item 601(b)(23) of Regulation S-K in a subsequent filing of the registration statement. The Home Furnishings News and Euromonitor reports were not prepared for the Company and are available to the public for a fee.

Prospectus Summary

Our Company, page 1

5.              Please disclose the metric(s) by which At Home is the “leading home décor superstore.” Please also disclose whether this statement is based upon management’s belief, industry data, or any other source.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 55 and 79 of Amendment No. 1.

6.              We note your statement in this section, and throughout the filing, that you believe you have the potential to expand to at least 600 stores in the United States. Please disclose if fulfilling this potential is your plan and, if so, the time frame within which you believe you can achieve this number and any challenges or limitations to achieving these numbers. In this regard, please state here, as you do on page 23, that your systems, processes and controls currently will be able to support a store base of up to 220 potential stores.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 6, 79, 84 and 92 of Amendment No. 1.

7.              Your discussion of recent financial highlights on page 2 indicates that you opened 45 new stores in the last five fiscal years, including 16 in the fiscal year ended January 31, 2015. However, we note from the table summarizing your store growth on page 90 that three of these 16 stores were relocations. Please tell us how you considered separately quantifying the number of relocations within your prospectus summary, such as within footnote (3) on page 16. Also tell us whether your discussion of anticipated future new store openings at the bottom of page 6 includes any relocations, and if so, how you considered quantifying the number of anticipated relocations.

Response:

In response to the Staff’s comment, the Company has revised footnote (3) on page 16 of Amendment No. 1 to specify the number of relocations during each period presented.

In addition, the Company respectfully advises the Staff that the discussion of future new store openings on page 6 of Amendment No. 1 includes relocations. For fiscal year 2016, of the 18 to 20 anticipated future new store openings, none are anticipated to be relocations, and for fiscal year 2017, of the at least 20 anticipated future new store openings, only one is anticipated to be a relocation. In light of this limited number of anticipated future relocations, the Company did not believe that it was meaningful disclosure to separately quantify on page 6 of Amendment No. 1.  However, the Company has included additional disclosure to clarify that the number of new store openings throughout the registration statement includes relocations and that the Company anticipates a limited number of relocations periodically as it evaluates its position in the market upon the impending expiration of lease terms. See pages iii, 6, 16, 84 and 91 of Amendment No. 1.

8.              Clarify your reference to “new stores” in the context of your increase in first year net sales and Adjusted EBITDA performance by 50% over the last 2 years.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 81 of Amendment No. 1.

Our Sponsors, page 9

9.              Please briefly describe when and how the Sponsors acquired their interests in you and describe those interests. Also disclose any payments, compensation or value of any equity that each of your Sponsors, directors or executive officers received or will receive in connection with the offering, including from dividends, equity awards granted or vested in connection with the offering and any proceeds of this offering. In this regard, we note your disclosure on page 114 which indicates that you will owe the Sponsors fees immediately following this offering; please quantify this amount and explain the purpose of these fees.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of Amendment No. 1. The Company respectfully advises the Staff that no payments, compensation or value of any equity has been or are expected to be received by any of its Sponsors, directors or executive officers in connection with the offering. However, in the event that any such payments, compensation or value will be received, the Company will disclose such fact in the registration statement. The Company further advises the Staff that no fee will be paid to the Sponsors in connection with the offering and, accordingly, the reference to such fee on page 114 of the Draft Registration Statement has been deleted.

The Offering, page 12

10.       We note that you have reserved shares of your common stock to be sold to “certain business and other associates” of yours pursuant to your directed share program. Please disclose whether your directors and officers will participate in the directed share program.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 137 of Amendment No. 1.

11.       We note that a percentage of shares will be offered through the LOYAL3 platform. In an appropriate place in your prospectus, please disclose the material terms of LOYAL3’s involvement in the offering. For example, please clarify whether LOYAL3 will be participating in the offering syndicate, disclose the minimum purchase price, explain how purchases can be effectuated and whether sales on the LOYAL3 platform will be completed through a batch or combined order process, and if so, the frequency and timing of such sales.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 136 and 137 of Amendment No. 1.

12.       We note you present financial and operating data for the 12 months ended May 2, 2015. Please revise your disclosure to better explain why you have included this 12 months data in your summary consolidated financial and operating data. In this regard, your current disclosure simply indicates that you want to allow for review of your current performance trends for the four most recent consecutive fiscal quarters without explaining why such additional information is meaningful or useful. If you believe this recent 12 month period is useful because it captures your recent growth or if there are other specific trends that you believe are material and are highlighted by presenting this period, you should clarify to such extent. Also, tell us what consideration you gave to presenting your operating results for the 12 month period ended April 26, 2014, and whether you believe this would provide a more meaningful comparison than comparing the 12 months ended May 2, 2015 to the 12 months ended January 31, 2015.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 14 of Amendment No. 1. As noted in the revised disclosure, the Company believes the four most recent consecutive quarters provide investors with the most meaningful twelve month data given the Company’s recent expansion and its significant rebranding initiative completed during the first nine months of fiscal year 2015, while compensating for any seasonal factors that might impact results in a particular quarter.

Given the Company’s expansion and rebranding initiative, the Company does not consider that including comparative data for the twelve months ended April 26, 2014 would provide a more meaningful comparison than the results disclosed for the fiscal year ended January 31, 2015, which, as a four full quarter period, also compensates for any seasonal factors that might impact results in a particular quarter. In particular, during fiscal year 2015, the Company launched a significant rebranding initiative to change its brand and corporate name and convert and refresh all of its stores. The Company completed the rebranding initiative during the first nine months of fiscal year 2015. Therefore, the Company believes that a comparison to operating results for the fiscal year ended January 31, 2015 better reflects its recent performance trends than would a comparison to the twelve months ended April 26, 2014.

13.       We note your disclosures concerning Adjusted EBITDA throughout your filing, including on page 16, and we have the following comments:

•        It appears that your calculation of Adjusted EBITDA may exclude certain cash costs expected to recur for the next several years. In this regard, we note from your disclosure at the bottom of page 6 that you expect to open 18-20 new stores per year in each of fiscal years 2016 and 2017 and that you believe you have the whitespace to open at least 15-20 new stores per year for the foreseeable future. As such, it appears that the line item titled “costs associated with opening and marketing new stores” captures certain cash costs that are likely to recur for at least a few years. Additionally, it is unclear from your description of the line item titled “consulting, legal and other professional services” whether these may also represent, in part, cash costs that are likely to recur. Please explain to us in reasonable detail whether these or other adjustments to EBITDA represent cash costs that are likely to recur in the future.

•        If you are eliminating significant recurring cash costs from the measure you call Adjusted EBITDA, please revise your disclosure to elaborate on why you do not consider these costs to be indicative of your core operating performance or ongoing operations. Please also consider addressing this in your discussion of the limitations of these measures.

•        We note your statement that you utilize Adjusted EBITDA in certain calculations under your ABL Facility and your Term Loan Facilities. Please confirm our assumption, if true, that Adjusted EBITDA is defined in your debt facilities as exactly the same measure as you are presenting here. If not, please revise your disclosure throughout your filing to clarify that this measure differs from the measure in your debt agreements. If the measures are exactly the same, please explain to us in more detail how you concluded that this measure is purely a performance measure and is not also a liquidity measure given that it may be used in financial covenants to measure your compliance with material debt agreements.

Response:

In response to each of the bullet points set forth above, the Company notes as follows:

•                  The Company anticipates that it will continue to incur cash costs in connection with new store openings in the future. Accordingly, the Company has clarified the disclosure in note (c) on pages 18, 64 and 66 of Amendment No. 1. In addition, with respect to the line item previously titled “consulting, legal and other professional services,” the Company advises the Staff that these costs primarily consist of (i) litigation settlement charges and related legal fees for prior claims that have concluded and (ii) consulting and other professional fees with respect to completed projects to enhance the Company’s accounting and finance capabilities. Accordingly, the Company has clarified the disclosure in note (b) on pages 18, 64 and 66 of Amendment No. 1 and has revised the title of this line item. The Company made various other clarifications to its discussion of Adjusted EBITDA in the registration statement, including revising its discussion of the limitations of these measures, as noted below. See pages iv, 16, 17 and 63 of Amendment No. 1.

•                  The Company has revised the disclosure on pages iv, 16 and 63 of Amendment No. 1 to explain why costs related to new store openings are not indicative of the Company’s core operating performance. In addition, the Company has revised the disclosure on page 18 of Amendment No. 1 to address this limitation.

•                  The Company confirms that Adjusted EBITDA as used in the Draft Registration Statement is the same measure included in the ABL Facility (defined therein as “Consolidated EBITDA”) and the Term Loan Facilities (defined therein as “Consolidated Cash EBITDA”). Each of the items adjusted for in the calculation of Adjusted EBITDA in the registration statement is permitted by these debt agreements.  Accordingly, the Company has clarified the disclosure on pages iv, 16 and 63 of Amendment No. 1. In further response to the Staff’s comment, the Company respectfully advises the Staff that Adjusted EBITDA is being presented as a financial performance measure rather than a liquidity measure. The Company notes that there are no ongoing financial maintenance covenants in its existing material debt agreements and that Adjusted EBITDA is used in connection with the fixed charge coverage ratio test under the ABL Facility only if there is an event of default or the Company fails to maintain certain excess availability. In addition, Adjusted EBITDA is utilized in certain other calculations under the ABL Facility and the Term Loan Facilities to determine the Company’s ability to engage in certain transactions, which are not directly linked to the Company’s current liquidity. The Company does not believe Adjusted EBITDA itself to be a measure or quantification of its liquidity. Rather, the Company advises the Staff that it considers cash and cash equivalents, together with borrowing availability under its ABL Facility, to be its primary measure of liquidity, as described on pages 66 and 67 of Amendment No. 1. In addition, the Company believes that its investors and lenders view Adjusted EBITDA as a financial performance measure rather than a liquidity measure. Furthermore, the Company notes that the calculation of Adjusted EBITDA under its material debt agreements begins with consolidated net income under GAAP and therefore presenting the reconciliation of Adjusted EBITDA to net income in the registration statement on a consistent basis with the calculations under these agreements provides investors with a clearer understanding of Adjusted EBITDA.

Risk Factors

Risks Relating to Our Business

Failure to manage our inventory effectively and inability to satisfy…, page 23

14.       Please discuss the risks posed by your specific business model as it relates to inventory purchases. For example, please discuss the risks posed by centrally purchasing inventory and shipping it to your stores, as opposed to centrally storing your inventory or considering specific market demands or trends when purchasing inventory. In this regard we note your disclosure on page 24 that you operate a single warehouse where a majority of your inventory is shipped and then distributed to individual stores.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 23 and 24 of Amendment No. 1.

Our recent rebranding may not be successful, page 26

15.       Please define “unaided brand awareness” and what it is intended to measure.

Response:

In response to the Staff’s comment, the Company has added definitions of “aided brand awareness” and “unaided brand awareness” under “Basis of Presentation” on page ii of Amendment No. 1.

We are subject to risks associated with leasing substantial amounts of space, page 26

16.       Your indication that your “future minimum annual rental commitments for all operating leases as of January 31, 2014 for fiscal year 2016 is approximately $44.8 million and approximately $377.3 million thereafter” is unclear. Clarify the timeframe you are referencing with respect to the $377.3 million.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 26 of Amendment No. 1.

Capitalization, page 48

17.       Please explain to us whether the “as adjusted” accumulated deficit will reflect the loss on extinguishment of debt related to the Senior Secured Notes redemption.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the “as adjusted” accumulated deficit will reflect the loss on extinguishment of debt relating to the Senior Secured Notes redemption in a subsequent amendment to the Draft Registration Statement that includes financial results for the twenty six weeks ended August 1, 2015 (the second quarter of fiscal year 2016).

18.       Please explain to us, and revise footnote (1) to better explain, why redemption of $360 million of Senior Secured Notes required you to borrow $430 million under your new First Lien and Second Lien Facilities. Separately quantifying the amounts spent on repaying principal, premium and accrued interest and any fees may assist investor understanding of this matter.

Response:

The Company respectfully acknowledges the Staff’s comment and notes that the excess proceeds from the issuance of the First Lien and Second Lien Term Loan Facilities, after payment of the $360.0 million in principal outstanding under the Senior Secured Notes, were used (i) to pay the $29.0 million early redemption premium resulting from the Senior Secured Notes being redeemed at 108.063% in accordance with the Indenture; (ii) to pay $0.4 million of accrued interest; (iii) to pay fees and expenses in connection with the First Lien and Second Lien Term Loan Facilities of approximately $13.6 million; (iv) to repay $29.2 million in amounts outstanding under the ABL Facility; and (v) for general corporate purposes.  Accordingly, the Company has revised the disclosure in footnote (1) on page 48 of Amendment No. 1.

Dilution, page 50

19.       Please quantify the amount of net tangible book value (deficit) as of May 2, 2015. In this regard, while we note your intended stock split will impact the net tangible book value per share, it does not appear that it will impact the aggregate dollar amount of net tangible book value.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 50 of Amendment No. 1.

Selected Consolidated Financial Data, page 52

20.       We note you intend to present pro forma net income and pro forma net income per share which will give effect to the items you describe on page 53. Please note that your presentation of pro forma net income per share should comply with Article 11 of Regulation S-X. In doing so, the denominator used in computing pro forma net income per share should include only those common shares whose proceeds are reflected in pro forma adjustments to the income statement. Since your Use of Proceeds disclosures indicate you intend to use a portion of the net proceeds for general corporate purposes, and these uses will not create pro forma adjustments to the income statement, the shares whose proceeds are used for these purposes should not be included in your calculation of pro forma net income per share. However, we will not object if you wish to present additional earnings per share data reflecting the issuance of all shares in this offering if you consider this information meaningful. If you choose to present additional earnings per share data, it should be presented in addition to the pro forma net income per share data described above and should be labeled appropriately.

Response:

The Company respectfully acknowledges the Staff’s comment and notes that its pro forma net income per share will only include additional shares in the denominator based on the shares whose use of proceeds are reflected in pro forma adjustments to the income statement, in accordance with Article 11 of Regulation S-X.  The Company advises the Staff that it no longer expects to use any net proceeds of the offering for general corporate purposes. Accordingly, no additional earnings per share data is expected to be presented in the registration statement.

Overview, page 55

21.       Clarify the “key capabilities” that will support your growth that you refer to in the second paragraph.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 55 of Amendment No. 1.

Trends and Other Factors Affecting Our Business, page 56

22.       Elaborate upon your reference to six-month “maturity” in the context of your discussion of new store openings. In this regard, explain how you distinguish between maturity and the achievement of comparability, as it relates to your definition of comparable store sales.

Response:

In response to the Staff’s comment, the Company has revised the disclosure of page 56 of Amendment No. 1.

Results of Operations

Thirteen Weeks Ended May 2, 2015 Compared to Thirteen Weeks ..., page 61

23.       Please discuss “Cost of Sales” in the context of your discussion of results of operations, with a view to understanding why your cost of sales increased from period to period. This comment also applies to your discussion under “Fiscal Year Ended January 31, 2015 Compared to Fiscal year Ended January 25, 2014.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 61 and 62 of Amendment No. 1.

Net Sales, page 61

24.       We note you offer a wide assortment of products. In this regard, we note from your website and from your disclosure on page 88 that your products include furniture, garden décor, home textiles, housewares, patio, rugs, seasonal décor, tabletop décor and wall décor. Tell us whether changes in your product mix had a material impact on the number of transactions, overall sales trends, and gross margins. If so, please revise your analysis of results for all periods to explain this impact in reasonable detail to your investors. Refer to Item 303(a) of Regulation S-K and the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350.

Response:

The Company respectfully acknowledges the Staff’s comment regarding changes in the Company’s product mix. As discussed further in the response to comment #42, the Company’s general ledger accounting system that is used to produce its general-purpose financial statements does not separately identify financial information for each product. Although the Company has some visibility into product mix and the drivers of change, the system where this data is produced is not the Company’s general ledger accounting system. Rather, the product mix information available to the Company is derived from its operational system maintained for internal planning and analysis, which has not been designed with the control rigor that would allow for reliance for external reporting since it is generally not subject to the Company’s internal controls over financial reporting.  However, based on this information, the Company supplementally advises the Staff that changes in its product mix have not had a material impact on its number of transactions, overall sales trends and gross margins. The Company notes that when comparing sales of each product category, as a percentage of total sales, from fiscal year 2014 to fiscal year 2015 and the first quarter of fiscal year 2014 to the first quarter of fiscal year 2015, the variation has been generally within 1% of the comparable period. The Company confirms that in future filings, to the extent possible, it will explain any material impact of product mix on the Company’s results of operations in accordance with Item 303(a) of Regulation S-K.

25.       Given your growth, we believe it is important for you to separately analyze the change in revenue and cost of sales or gross margin for comparable stores and for new stores for all periods presented. In this regard, we note from disclosures elsewhere in your filing that new stores have lower revenue and margins which presumably increase over time until they reach a relatively steady state, at which point they are deemed to be comparable stores. Your current analysis of consolidated revenue and gross margin does not provide the transparency that separate analyses would provide into whether opening new stores is offsetting declining results at comparable stores or whether new stores are performing below the level expected in order to ultimately achieve the same margins as your current comparable stores. We believe such information would be important to your investors. Please revise your analysis of results, or demonstrate to us in your response that new stores and comparable stores have no material differences in their revenue and margins that would warrant separate discussion. Please note your analysis of comparable stores should provide management’s insight into the material factors contributing to the increase or decrease in comparable store sales from period to period, such as any changes in selling prices, volumes, and promotional activity.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that its discussion of net sales for the “Thirteen Weeks Ended May 2, 2015 Compared to Thirteen Weeks Ended April 26, 2014” and the “Fiscal Year Ended January 31, 2015 Compared to Fiscal Year Ended January 25, 2014” includes a separate analysis of new store and comparable store sales, including a quantitative breakdown of (i) the dollar amount of incremental revenue from new stores; (ii) the dollar amount increase in revenue from comparable stores; and (iii) the percentage increase in comparable store sales. See pages 61 and 62 of Amendment No. 1.

In addition, the Company advises the Staff that the cost of sales and margins for new stores in any particular reporting period do not materially differ from those of comparable stores.  This is primarily due to a new store reaching maturity (meaning the store’s annualized targeted sales volume has been reached) in a very short timeframe, which is typically within six months of opening, as disclosed on page 56 of Amendment No. 1.  During the six month period prior to maturity, there can be slight variations in store margins as the performance of new stores may vary depending on various factors such as the store opening date, the time of year of a particular opening, the amount of store opening costs, the amount of store occupancy costs and the location of the new store, including whether it is located in a new or existing market.  In addition, in response to the interest and excitement generated when the Company opens a new store, the new stores generally experience higher net sales during the initial period of one to three months after which the new store’s net sales will begin to normalize as it reaches maturity within six months of opening.  New stores are not included in the comparable store base until the beginning of the sixteenth full fiscal month following the store’s opening, which the Company believes represents the most appropriate comparison.  Accordingly, the performance of new stores following the first six months of opening through the fifteenth month is consistent with comparable stores.  Therefore, other than separately disclosing the revenue for comparable stores and new stores (as noted above), the Company respectfully advises the Staff that providing a separate discussion of new store and comparable store cost of sales or margins would not be meaningful.  The Company has revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Trends and Other Factors Affecting Our Business — New store openings” to provide an additional explanation of the factors impacting the performance of new stores. See page 56 of Amendment No. 1.

Additionally, in further response to the Staff’s comment, the Company respectfully advises the Staff that it has not experienced declining results at comparable stores and new stores have not been performing below expectations.  However, the Company confirms that in future filings, if applicable, it will explain any material change in the trend of its new store performance as compared to comparable stores.

In response to the final sentence of the Staff’s comment, the Company has enhanced its discussion of net sales for the “Thirteen Weeks Ended May 2, 2015 Compared to Thirteen Weeks Ended April 26, 2014” and the “Fiscal Year Ended January 31, 2015 Compared to Fiscal Year Ended January 25, 2014” to include material factors contributing to the change in comparable stores sales from period to period.  See pages 61 and 62 of Amendment No. 1.

Gross Profit and Gross Margin, page 61

26.       You disclose on page 25 that you import the majority of your merchandise from foreign countries. Please tell us how you considered the impact of the strong U.S. dollar on your inventory and cost of sales during the 13 weeks ended May 2, 2015 and how you determined you did not need to disclose this impact as part of your analysis of changes in your gross margin or as an event that is reasonably likely to cause your future margins to differ from historical margins.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s merchandising department purchases all of its inventory in U.S. dollars.  Therefore, while changes in the value of the U.S. dollar or fluctuations in the value of foreign currencies can impact the costs of the merchandise that the Company purchases, the Company cannot separate objectively the impact of the changes in those currency prices on the cost of its inventory or the Company’s cost of sales from other impacts on those product costs, including the impacts of increasing wages, commodity prices and raw materials.  The total U.S. dollar cost of each product represents a blend of all those inputs and the Company’s vendors do not separately identify for the Company the drivers of any changes in the cost of their products period over period.

Non-GAAP Financial Measures, page 63

27.       We note the disclosures throughout your filing concerning the importance management places on Adjusted EBITDA, Store-level Adjusted EBITDA and the related margins. It is unclear to us that quantifying these metrics and the related margins is useful to investors without an accompanying explanation of why these metrics and margins changed from period to period. Please provide a brief disclosure explaining these matters, or if you believe these changes are fully explained by your analysis of GAAP results, tell us why.

Response:

The Company respectfully acknowledges the Staff’s comment regarding period over period changes in Adjusted EBITDA, Store-level Adjusted EBITDA and the related margins. In response to the Staff’s comment, the Company has reviewed and enhanced certain of its footnote disclosures related to the reconciliation of Adjusted EBITDA included under the discussion of “Non-GAAP Financial Measures”, to assist an investor in understanding these adjustments.  The Company believes that the detailed reconciliation of Adjusted EBITDA, when coupled with its analysis under the results of operations for the “Thirteen Weeks Ended May 2, 2015 Compared to Thirteen Weeks Ended April 26, 2014” and the “Fiscal Year Ended January 31, 2015 Compared to Fiscal Year Ended January 25, 2014” fully explain the primary drivers for the change in Adjusted EBITDA, Store-level Adjusted EBITDA and the related margins period over period. Therefore, the Company believes that providing a supplemental discussion of the changes in these metrics would not further enhance an investor’s understanding of the changes from period to period.

Liquidity and Capital Resources, page 67

28.       We note the discussion of your various debt agreements as part of your analysis of liquidity and have the following comments:

•                  Given the changes expected from the June 2015 refinancing and this offering, please tell us how you considered providing more information about how future principal and interest obligations are expected to differ from your historical obligations.

•                  Given that your debt is primarily variable rate, please tell us how you considered specifically addressing any significant changes to your liquidity posed by reasonably likely future interest rate increases.

•                  Finally, given that a significant portion of your outstanding debt relates to the ABL Facility, please tell us how you considered quantifying any significant financial ratios you are required to maintain under that agreement. We note your discussion of the fixed charge coverage ratio you must maintain if you fail to maintain certain excess availability under this facility, but it is unclear whether you must maintain any significant financial ratios on an ongoing basis.

Response:

In response to each of the bullet points set forth above, the Company notes as follows:

•                  In response to the first bullet in the Staff’s comment above, the Company has revised the disclosure on page 67 of Amendment No. 1.

•                  In response to the second bullet in the Staff’s comment above, the Company has revised the disclosure on page 78 of Amendment No. 1.

•                  The Company advises the Staff that it is not required to maintain any significant financial ratios on an ongoing basis under its material debt agreements. In respect of the Staff’s comment, the Company has revised the disclosure on page 72 of Amendment No. 1.

29.       Based on the inventory balances seen on your balance sheets and your disclosure of the number of stores open as of each balance sheet date, it appears that the average inventory per store has significantly fluctuated over time. In this regard, it appears that you had average inventory per store of $1.60 million at January 25, 2014, $1.67 million at April 26, 2014, $1.76 million at January 31, 2015 and $1.70 million at May 2, 2015. Please explain to us in reasonable detail why your average inventory per store appears to have increased throughout fiscal year 2015 and then declined in the first quarter of fiscal year 2016. Based on your response, please tell us how you determined no disclosure about this matter was appropriate within your analysis of cash flows or within your analysis of results of operations.

Response:

The Company respectfully advises the Staff that in the months prior to the opening of a new store, the Company builds up inventory at its Garland, Texas warehouse. In the first quarter of fiscal year 2016, five new stores opened, all five of which opened within the first two months of the quarter and the first of which opened in the first week of the quarter.  Therefore, the build-up of inventory impacted the balance sheet as of the end of fiscal year 2015. By the end of the first quarter of fiscal year 2016, with the inclusion of the new stores in the store count and new store inventory levels trending to more normalized levels, total inventory costs per store also returned to normalized levels. The Company’s management did not consider the historical changes in the per store inventory balances caused by these new stores to have any significant impact on the Company’s cash flows or results of operations that warranted separate disclosure.  These changes in inventory did not impact gross margin and the impact of the new stores on revenues is already separately discussed and analyzed.  The Company’s management will continue to monitor its trends and inventory balances and consider the need to provide additional disclosure depending on the nature of the changes in the per store inventory balances.

Critical Accounting Policies and Use of Estimates

Inventories, page 73

30.       Please tell us how accurate your markdown estimates have been and what impact markdowns had on your results of operations for the historical financial statement periods presented.

Response:

The Company respectfully advises the Staff that it has reviewed its actual loss on marked-down products to what the Company had reserved for as of the end of fiscal year 2015 and reports that the actual loss on markdown products was within $12,000, or 1.1%, of its estimate. The Company also notes the expense recognized in fiscal year 2014, fiscal year 2015 and the first quarter of fiscal year 2016 is $3.47 million, $3.34 million, and $51 thousand, respectively. The Company has a tiered mark-down process a product follows until it is purchased by a customer. There can be a time delay of up to several months before the product is finally sold and can be compared against the amount that was reserved. Due to this delay, it is too soon for the Company to determine how accurate its estimate is for the inventory reserve recorded as of the end of the first quarter of fiscal year 2016. In creating a reserve balance, the Company records an expense to the cost of sales line item its statement of operations.

31.       We note goodwill represents approximately 58% of consolidated total assets as of January 31, 2015. We also note the fair value of goodwill would have to decline by more than 5% to be considered for potential impairment. Please revise your disclosure to expand upon the key assumptions used in your goodwill impairment test, such as your long term sales growth projections. In this regard, this appears to be a key assumption in which changes could have a significant impact on the outcome of your goodwill impairment testing. The discussion regarding uncertainty should provide specifics that could reasonably be expected to negatively affect the key assumptions. In order for investors to assess the likelihood of a future impairment charge we believe you should better explain to investors the scenario (e.g. the magnitude of changes in your long term sales growth projections) which could potentially lead to impairment. In addition, tell us the lowest level at which you test for goodwill impairment. Refer to Section V of SEC Release 33-8350.

Response:

The Company respectfully acknowledges the Staff’s comment that it describe its key assumptions used in the goodwill impairment test and has provided additional disclosure regarding its impairment testing process, key assumptions and uncertainty with respect to those assumptions. As described in Note 1 on page F-8 of Amendment No. 1, the Company’s management has determined that the Company has a single operating segment and therefore one reportable segment. Goodwill impairment testing is done at this level as noted in the discussion regarding goodwill on pages 74 and F-10 of Amendment No. 1. Further, please see response to comment #43 providing summarized results of the Company’s step one testing of goodwill impairment.

Stock-Based Compensation, page 75

32.       Please expand your disclosures related to estimating the fair value of your shares to include the following: 1) provide more information with regard to the material assumptions you relied on when determining the fair value of your shares; 2) the extent to which the estimates are considered highly complex and subjective; and 3) a statement which indicates that the estimates will not be necessary to determine the fair value of new awards once your underlying shares begin trading.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 76 of Amendment No. 1.

33.       We note your use of the Black-Scholes option pricing model to determine the fair value of your stock option grants. Please provide to us the dates of option grants and any other share awards during the last 12 months as well as the underlying fair values per share at the date of grant. If applicable, explain to us the events or factors that support any significant increase in your stock valuation between grant dates and between the most recent grant and the IPO price, once determined.

Response:

In response to the Staff’s comment, below is a summary table of the number of grants that have been issued by the Company in the last 12 months by date and fair value.

Grant Date	Shares Granted	FMV per Grant
9/9/2014	441	$1,500
12/3/2014	441	$1,500
4/7/2015	2,202	$2,250

The Company’s most recent stock option grant occurred in April 2015 with an estimated fair value per share of $2,250.  For grants during the fiscal year ended January 31, 2015, the estimated fair value per share was $1,500.  The Company respectfully advises the Staff that the increase from $1,500 to $2,250 is due to the following factors: (i) improved public company EBITDA multiples and multiples of recent retailer IPOs have led to multiple expansion, resulting in higher estimated fair values under the market approach and (ii) the Company’s successful rebranding, strong performance from the Company’s new stores and strong comparable stores sales growth resulted in a reduction in the discount rate utilized to estimate the fair value of equity.

The Company respectfully advises the Staff that when the IPO price range is determined, the Company will provide an explanation of any significant increase between the stock valuation as of the most recent grant date and the midpoint of the IPO price range.

Business

Our Company, page 79

34.       In your discussion of financial highlights, please enhance your first bullet that discusses comparable store sales to provide the low and high percentages of comparable store sales because presenting the average over the last 8 quarters does not appear to be meaningful given the range of percentages you have experienced as disclosed on page 65. In doing so, explain why your comparable store sales fluctuate from quarter to quarter. This comment also applies to the disclosure you provide on page 84.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 80 and 85 of Amendment No. 1.

Our History and Evolution, page 80

35.       Please provide support for your statement that you are positioned to “continue to generate industry-leading profitability.”

Response:

In response to the Staff’s comment, the Company has deleted the references to such statement from pages 3 and 80 of the Draft Registration Statement.

Our Growth Strategies, page 84

36.       We note your reference on page 4 to your expectation that your new stores will generate at least $1 million of Store-level Adjusted EBITDA in the first year of operations and pay back the initial store investment within two years. Here you state that you target first year annualized sales of $5 million, with Store-level Adjusted EBITDA margins of approximately 20%. Clarify how many of your new stores have met these expectations and your reference to “initial store investment,” assuming it differs from net investment.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 85 of Amendment No. 1.

Sourcing, page 88

37.       We note your disclosure that you plan on opening an overseas sourcing office. Please disclose any significant steps you have made toward this end.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 89 of Amendment No. 1.

Certain Relationships and Related Party Transactions

Stockholders’ Agreement, page 115

38.       Elaborate upon the terms of this agreement to explain the “certain matters” in which Starr Investments will agree to vote in the same manner as AEA.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 116 of Amendment No. 1.

Financial Statements for the Fiscal Year Ended January 31, 2015

Consolidated Statements of Operations, page F-4

39.       Please present earnings per share information on the face of your income statement as required by FASB ASC 260-10-45. If you do not believe you are required to provide this information, explain to us in detail how you do not meet the criteria in ASC 260-10-15-2.

Response:

In response to the Staff’s comment, the Company has added the required earnings per share disclosures on pages 15, 52, F-4, F-26, F-27, F-36, F-42 and F-43 of Amendment No. 1.

40.       Please tell us whether the stock split you disclose in your filing will be effected prior to your request for effectiveness of this Form S-1. If so, please confirm that you will give retroactive effect to the stock split in your financial statements, earnings per share and related disclosures throughout this filing. Refer to the guidance in SAB Topic 4.C and ASC 260-10-55-12.

Response:

The Company respectfully advises the Staff that it plans to effect the stock split prior to its request for effectiveness of the Form S-1 registration statement. The Company confirms that it will give retroactive effect to the stock split in its financial statements, earnings per share and related disclosures throughout the registration statement.

1. Nature of Operations and Summary of Significant Accounting Policies

General

41.       In light of your disclosures on pages 28-29 and within Note 5, please provide us with your analysis of the applicability of the disclosure requirements in Rule 4-08(e)(3) of Regulation S-X. Additionally, please tell us your consideration of whether Schedule I is required pursuant to Rule 5-04 of Regulation S-X.

Response:

In response to the Staff’s comment, the Company has included Schedule I beginning on page F-31 of Amendment No. 1.

Segment Information, page F-8

42.       Please disclose the amount of revenues for each group of similar products unless it is impracticable to do. If providing the information is impracticable, please disclose that fact. Alternatively, if you believe that all of your products are similar, please explain to us in detail the basis for your belief that all of the types of products listed on page 88 are similar. Please refer to ASC 280-10-50-40.

Response:

The Company respectfully acknowledges the Staff’s comment and notes that ASC 280-10-50-40 states in part: “The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.” While the Company sells a wide variety of different types of home décor products, the Company’s general ledger accounting system that is used to produce its general-purpose financial statements does not separately identify net sales for each product by product type in a manner that would allow the Company to publicly report net sales by each group of similar products. Making the necessary modifications to the Company’s systems and implementing the internal control rigor necessary to capture such information would be unduly burdensome and costly and would involve arbitrary assumptions. Therefore, the Company believes it is impracticable to separately disclose net sales by group of products. In accordance with ASC 280-10-50-40 and in response to the Staff’s comment, the Company has added disclosure on page F-8 of Amendment No. 1 stating that it would be impracticable to report revenues by product groups.

Goodwill, page F-10

43.       Please provide to us a summary of your step one results from your most recent annual goodwill impairment test. Please be detailed in your response and explain to us how your sales growth projections were determined and the degree of uncertainty associated with this key assumption. Also explain to us how the assumptions about your future profitability used in your goodwill impairment test differed from the assumptions about your future profitability used when determining that it is more likely than not that you will not achieve the profitability needed to realize all of your deferred tax assets.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and F-10 of Amendment No. 1. Please also see the Company’s responses to comment #31 and #49 in connection with this response.

The Company assessed the business enterprise value using a combination of the income approach and market approach to determine the fair value of the Company to be compared against the carry value of net assets. The income approach and market approach were weighted 50/50 in determining and averaging the fair value of the Company, although both approaches yielded fair values in excess of the carrying value of net assets. The weighted average fair value was 8.1% greater than the Company’s net assets as of the third quarter of fiscal year 2015. The fair value of the Company’s operating segment would have to decline by more than 5% to be considered for potential impairment.  In addition, the Company currently estimates that the fair value of its operating segment decreases by approximately $23.4 million for each 0.25% increase in the discount rate used to estimate fair value.  The Company also currently estimates that the fair value of its operating segment decreases by approximately $15.0 million for each 0.25% decrease in the estimated annual sales growth. A change to a single material assumption used in the valuation model could necessitate changes in other assumptions which would produce a different outcome had multiple assumptions been changed.

The Company notes that the evaluation of recoverability of deferred tax assets under Accounting Standards Codification 740 — Income Taxes (ASC 740) considers positive and negative evidence in determining whether a valuation allowance is required.  Under ASC 740, cumulative losses for the last three years are generally negative evidence that would rarely be overcome by an expectation of future taxable income.  In this circumstance, the analysis under ASC 740 puts significant emphasis on other sources of future income whereas the goodwill impairment analysis is based on a marketplace participant’s view of the fair value of the business enterprise. In that regard, the assumptions used for the Company’s evaluation of goodwill and the recoverability of income taxes were only different in terms of the Company’s ability to consider future income under the different accounting models. The Company notes that its cumulative losses are due to (i) multiple years of historical losses and (ii) the large trade name impairment expense recognized in the fourth quarter of fiscal year 2014. The Company notes that its forecasts indicate a return to profitability and has reflected that assumption in its estimate of fair value of the Company, notwithstanding the strong presumption under ASC 740 that those historical losses represent negative evidence that is difficult to overcome when considering the need for a valuation allowance.

Impairment of Long-Lived and Indefinite-Lived Assets, page F-10

44.       You disclose elsewhere in your filing that you relocated three existing stores during fiscal year 2015. Please explain to us in more detail how you determined that no impairment of long-lived assets was necessary related to the stores that were closed as part of these relocations, including how you considered the impairment of any leasehold improvements at these stores.

Response:

The Company respectfully advises the Staff that the three existing stores, which were relocated during fiscal year 2015, were locations whose lease terms were nearing expiry and that the Company decided to relocate the stores rather than extend their leases. The Company occupied one of the three locations for 35 years and another for 20 years. For these two leases, all leasehold improvements were either fully depreciated or substantially depreciated, and the net book value was immaterial and written off. The third location was a shorter duration lease whose remaining net book value of leasehold improvements of $259,000 was written off in the first quarter of fiscal year 2015. The expense for this write-off can be found within the selling, general, and administrative expense line of the statement of operations. All three stores were profitable on a standalone basis, therefore there were no indicators of impairment prior to the determination to relocate the stores to more favorable locations.

Revenue Recognition, page F-12

45.       Please clarify for us how you have classified your allowance for sales returns and tell us your consideration of ASC 605-15-45-1. In this regard, revise your disclosure to clarify if both gross sales and costs of sales have been reduced to reflect estimated returns.

Response:

The Company notes that when a customer returns merchandise, the Company calculates the allowance for sales returns based on a reduction to both net sales and the cost of sales to adequately reflect estimated returns in accordance with ASC 605-15-45-1. In response to the Staff’s comment, the Company has revised the disclosure on pages 76 and F-12 of Amendment No. 1.

46.       Provide a rollforward of the activity in your sales return allowance in the footnotes or in Schedule II, or provide to us your materiality assessment indicating why such disclosure is not necessary. Refer to Rules 5-04 and 12-09 of Regulation S-X.

Response:

The Company acknowledges the requirements of Rule 5-04 and 12-09 of Regulation S-X and respectfully advises the Staff that the Company records an allowance for estimated returns of merchandise subsequent to the balance sheet date that relate to sales prior to the balance sheet date.  The returns allowance is based on historical return patterns and various other assumptions that we believe to be reasonable.  Through that analysis, the Company determined that its sales return allowance is not material to investors because the reserve balance as of January 31, 2015 was only 0.15% of net sales for fiscal year 2015, and the reserve balance as of January 25, 2014 was only 0.07% of net sales for fiscal year 2014. Therefore, the Company believes disclosure of a rollforward in Schedule II is unnecessary.

47.       We note that you advertise on your website a phone number that customers can call to obtain in-home delivery of their purchases from your stores. Please tell us whether you generate any revenue, including commissions for referrals, or incur any costs related to this delivery service. If so, tell us how you determined no disclosures about this in-home delivery service were needed within your filing.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 92 of Amendment No. 1 to provide disclosure concerning its in-home delivery service. In addition, the Company respectfully advises the Staff that the large majority of the Company’s customers do not currently use its delivery service as they purchase merchandise and utilize their own transportation to convey the products to their home.  However, there are occasions where the customer purchases large items for which they do not have the ability to transport the product to their home.  In these circumstances, the Company provides the contact information for Select Express, a reputable third-party company that provides similar transportation services to other retail companies, to assist the Company’s customers in arranging delivery of their product(s).  The arrangements are made directly between the customer and Select Express and the Company does not process the fee through its POS system, nor does the Company accept any referral fee or commission from Select Express.  Therefore, there is no delivery, commission or referral revenue generated, either gross or net, for such deliveries.

2. Property and Equipment, page F-15

48.       Please clarify for us why your depreciation and amortization expense for the fiscal year ended January 31, 2015 includes $4.0 million in amortization expense related to your former Garden Ridge trade name definite-lived intangible asset. In this regard, we note disclosures throughout your filing indicating that you impaired the Garden Ridge trade name in fiscal year 2014, so it is unclear to us why this trade name would still be an amortizable asset in fiscal year 2015. As part of your response, please explain to us why this $4.0 million was not included in the trade name impairment recorded in fiscal year 2014.

Response:

The Company respectfully advises the Staff that, as noted in the Impairment of Long-Lived and Indefinite-Lived Assets section of Note 1 (page F-11 of Amendment No. 1), the Company’s management made the decision to rebrand all stores in the fourth quarter of 2014, which represented a triggering event to evaluate the indefinite-lived Garden Ridge trade name intangible asset for impairment.  However, the process of rebranding all existing stores did not occur until fiscal year 2015. Impairment testing was performed by estimating the fair value of the trade name using the relief-from-royalty method, through which the fair value of the trade name was estimated to be $4 million based on the utilization of the trade name from the impairment testing date in the fourth quarter of fiscal year 2014 through the third quarter of fiscal year 2015. The remaining trade name intangible asset became a definite-lived intangible asset whose useful life was determined to be the remaining rebranding period in fiscal year 2015. Therefore, the fair value of the trade name as of the testing date in the fourth quarter of fiscal year 2014 was amortized ratably in fiscal year 2015 over the remaining rebranding period.  The trade name intangible asset was fully amortized as of the end of the third quarter of fiscal year 2015.

9. Income Taxes, page F-21

49.       We note your disclosure regarding the three year cumulative loss position when determining whether a valuation allowance needed against your deferred tax assets. Summarize for us the positive and negative evidence considered to overcome the negative evidence of your cumulative losses in determining the valuation allowance you recorded. To the extent that you are relying upon tax planning strategies or the offset of deferred tax liabilities in lieu of future taxable income for the realization of your deferred tax assets in which no valuation allowance was provided, please consider disclosing that information and provide a brief description of such strategies. Refer to guidance starting at ASC 740-10-30-16.

Response:

In its evaluation of positive evidence to overcome the significant negative evidence of cumulative losses, the Company considered the four sources of taxable income, as required by ASC 740-10-30-18, which includes the reversal of existing taxable temporary differences, tax-

planning strategies, future taxable income exclusive of reversing temporary differences and carryforwards and taxable income in prior carryback years.

The particular negative evidence the Company considered was the following: (i) the three year cumulative loss position; and (ii) the lack of prudent and feasible tax strategies the Company would implement.  Because the Company has experienced a three year cumulative loss, the Company does not believe positive evidence solely from projections of future taxable income overcomes the negative evidence of a cumulative loss. The positive evidence considered was the following: (i) reversal of existing taxable temporary differences (recognized as deferred tax liabilities) that will reverse in the same period and jurisdiction and are of the same character as the existing deductible temporary differences (recognized as deferred tax assets); and (ii) carryback of losses resultant of reversing deductible temporary differences in excess of reversing taxable temporary differences (exclusive of pre-tax book income).  These reversing deductible temporary differences in excess of reversing taxable temporary differences are available to be carried back to years in which the Company has taxable income. The taxable income in prior carryback years is the source for the realization of the net deferred tax asset for the fiscal years ended January 25, 2014 and January 31, 2015.

As noted above, tax planning strategies did not impact the realization of the Company’s deferred tax assets. However, the Company has revised its disclosure on page 77 of Amendment No. 1 regarding offsetting deferred tax liabilities and available loss carry backs related to reversing deferred items as sources of taxable income for the realization of the Company’s deferred tax assets.

Financial Statements for the Period Ended May 2, 2015

General

50.       Please confirm that you will apply the comments issued on your annual financial statements to your interim financial statements, where applicable.

Response:

The Company confirms to the Staff that it has applied the comments issued on its annual financial statements to its interim financial statements, where applicable.

Item 9. Undertakings, page II-7

51.       Please revise to provide the undertakings required by Item 512(a)(6) of Regulation S-K. While this undertaking appears to apply only to Rule 415 offerings, the undertaking and Rule 159A from which the undertaking is derived, applies to all primary offerings of securities.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page II-3 of Amendment No. 1.

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan

Andrew B. Barkan

cc:           Lewis L. Bird III (At Home Group Inc.)

Marc D. Jaffe (Latham & Watkins LLP)

Ian D. Schuman (Latham & Watkins LLP)

Daniel Porco (Securities and Exchange Commission)

Robert Babula (Securities and Exchange Commission)

Jennifer Thompson (Securities and Exchange Commission)